Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

September 3, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201) Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

 The following are responses to the comments that we received from you by telephone on August 4, 2015, regarding Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A for the Direxion Daily MSCI Germany Currency Hedged Bull 2X Shares, Direxion Daily MSCI Germany Currency Hedged Bear 2X Shares, Direxion Daily Cyber Security Bull 2X Shares, Direxion Daily Cyber Security Bear 2X Shares, Direxion Daily Pharmaceutical Bull 2X Shares, Direxion Daily Pharmaceutical Bear 2X Shares, Direxion Daily MSCI Germany Currency Hedged Bull 3X Shares, Direxion Daily MSCI Germany Currency Hedged Bear 3X Shares, Direxion Daily Cyber Security Bull 3X Shares, Direxion Daily Cyber Security Bear 3X Shares, Direxion Daily Pharmaceutical Bull 3X Shares and the Direxion Daily Pharmaceutical Bear 3X Shares (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on June 16, 2015. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectuses (All Funds, As Applicable)

1.	Please file the Operating Expense Limitation Agreement for the Funds or confirm that the Funds are included on the Operating Expense Limitation Agreement already filed with the SEC.

The Trust confirms supplementally that the Operating Expense Limitation Agreement that includes the Funds was filed with the SEC on May 22, 2015 with Post-Effective Amendment No. 131 (Acc. No: 0001193125-15-198270), and will be incorporated by reference into the Funds’ registration statement.

2.	In footnote one to each Fund’s “Annual Fund Operating Expenses” table, please consider revising the footnote to describe what the Operating Services Fee includes, rather than

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September 3, 2015

indicating what the Operating Services Fee excludes. In the alternative, please consider dividing the current footnote into two paragraphs for ease of reference.

The Trust responds by dividing footnote one into two paragraphs for each Fund.

3.

For each Fund, please consider revising the “Principal Investment Strategies” section to more clearly state each Fund’s investment strategy. The Staff notes that it understands that this comment may be considered for the Trust’s annual update to its registration statement so as to avoid inconsistencies between the Funds and the Trust’s other operational funds.

The Trust believes that its current disclosure is appropriately clear, and no changes are required at this time. The Trust acknowledges the Staff’s comment, however, and will consider what improvements, if any, can be made to this section of disclosure as part of the Trust’s required annual registration statement update due in February 2016.

4.

Please consider disclosing the significant sector and/or industry exposure of the underlying index of each Fund even if the exposure to the applicable sector or industry is less than 25% of the underlying index of each Fund.

The Trust responds by disclosing the significant sector and/or industry exposure even if the sector or industry is less than 25% of the underlying index for each Fund.

5.

In the interest of brevity, in the summary section of each Fund’s prospectus, please consider reducing the number and description of the risks presented in the “Principal Investment Risks” section and modifying the risks by relocating disclosure to the statutory risk section of the Prospectus.

The Trust notes that in response to Staff comments provided for recent registration statements (Post-Effective Amendment 128, filed on April 10, 2015, Acc. No: 0001193125-15-126144 and Post-Effective Amendment 131, filed on May 22, 2015, Acc. No: 0001193125-15-198270) the number and description of risks have been reduced. The Trust notes that changes made in response to prior Staff comments have been incorporated into the current registration statement. Additionally, the Trust notes that various risks have been revised based on comments received related to this registration statement, including Shorting Risk for each Bear Fund. The Trust confirms supplementally its belief that the risks currently included in the “Principal Investment Risk” section of each Fund’s summary are the principal risks of each Fund.

6.	For the Bear Funds, please consider revising “Shorting Risk” to more specifically explain the way in which the Bear Funds will utilize shorting.

The Trust responds by modifying the disclosure as requested as follows:

Shorting Risk

In order to achieve its daily investment objective, the Fund may seek inverse or “short” exposure through the use of derivatives such as swap agreements or futures contracts, which may expose the Fund to certain risks such an increase in volatility or decrease in the liquidity of the securities of the underlying short position. If the Fund were to experience this volatility or decreased liquidity, the Fund’s return may be lower, the Fund’s ability to obtain inverse exposure through the use of derivatives may be limited or the Fund may be required to

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obtain inverse exposure through alternative investments strategies that may be less desirable or more costly to implement. If the securities underlying the short positions are thinly traded or have a limited market due to various factors, including regulatory action, the Fund may be unable to meet its investment objective due to lack of available securities or counterparties. During such periods, the Fund’s ability to issue additional creation units may be adversely affected. Obtaining inverse exposure through the use of derivatives or other financial instruments may be considered an aggressive investment technique.

Direxion Daily MSCI Germany Currency Hedged Bull 2X Shares, Direxion Daily MSCI Germany Currency Hedged Bear 2X Shares, Direxion Daily MSCI Germany Currency Hedged Bull 3X Shares, Direxion Daily MSCI Germany Currency Hedged Bear 3X Shares (collectively, the “Germany Funds”)

7.	Please consider including disclosure describing the MSCI Germany Index, a component of the underlying index for the Germany Funds.

The Trust responds by including the requested disclosure regarding the MSCI Germany Index.

8.	Please consider revising paragraph five of the “Principal Investment Strategies” section to specifically reference the Euro as the foreign currency hedged by the underlying index of the Germany Funds.

The Trust responds by modifying the disclosure as requested.

9.

Please consider adding “Concentration of Authorized Participants Risk” disclosure for each Fund. The Staff understands that there may be a limited number of Authorized Participants (“APs”) that are willing to purchase or redeem Creation Units for ETFs that utilize underlying indexes comprised of foreign securities. In such instances, please consider whether this creates additional risk for the Funds by limiting the purchase and sale of shares, and therefore potentially creating a premium or discount to the market price of such shares in the secondary market, should there not be sufficient APs willing to purchase or sell Creation Units.

The Trust respectfully submits that this comment is inapplicable to the Funds. The Trust notes that the Funds included in this registration statement intend to utilize securities and financial instruments on securities that are listed and traded on U.S. exchanges rather than hold foreign securities directly. The Trust believes that by utilizing U.S listed and traded securities and swaps on these securities, the Funds will not have a limited number of APs that are able to purchase or sell Creation Units and therefore, this is not a principal risk for these Funds. To the extent the Funds begin to utilize foreign securities or financial instruments on foreign securities as part of their investment strategy, the Trust will consider including this risk as a principal risk of each Fund.

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September 3, 2015

10.

Please consider whether “Valuation Time Risk” is a principal risk of the Germany Funds. If this is not a principal risk of the Germany Funds, please consider removing this disclosure. If this is a principal risk of the Germany Funds, please consider modifying the risk to include disclosure that there may be greater premiums and discounts between the market price and the NAV for the Germany Funds.

The Trust confirms that Valuation Time Risk is a principal risk for the Germany Funds and the risk has been modified accordingly.

Direxion Daily Cyber Security Bull 2X Shares, Direxion Daily Cyber Security Bear 2X Shares, Direxion Daily Cyber Security Bull 3X Shares, Direxion Daily Cyber Security Bear 3X Shares (collectively, the “Cyber Security Funds”)

11.

The disclosure in each Cyber Security Fund’s investment strategy indicates that the ISE Cyber Security Index is concentrated in “companies for whom cyber security is a key driver of the company’s business.” Please confirm whether each Fund is in a position to comply with Rule 35d-1, which requires that a fund must invest at least 80% of its assets in the type of investments suggested by its name. Please consider whether changing the name of each Cyber Security Fund is necessary for each Fund to comply with Rule 35d-1.

Rule 35d-1, in pertinent part, requires an investment company with a name that suggests that it “focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries” to adopt a “policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments, or in investments in the particular industry or industries, suggested by its name” (the “Names Rule”). It is not clear that “Cyber Security” is an “industry” subject to the Names Rule, or whether it is merely a descriptive term for a field of expertise within the information technology field. The Names Rule is inapplicable to the extent that “Cyber Security” is not an industry. If it is deemed to be an industry, the Trust believes that it complies with the rule.

The Names Rule is silent on how an “industry” is determined for purposes of the Names Rule. The staff has previously indicated, in the context of industry concentration, that a registrant may select its own industry classifications as long as they are reasonable and not so broad that the primary economic characteristics of the companies in a single class are materially different. (See former Guide 19 to Form N-1A.) The Trust notes that each Cyber Security Fund tracks an index provided by the index provider, International Securities Exchange, LLC (“ISE”), and as such, each Fund relies on ISE to determine whether a company is considered to be a cyber security company, and therefore appropriate for inclusion in each Fund’s underlying index. The Trust believes that this method of determining the industry composition of “Cyber Security,” to the extent this is an industry, is both reasonable and not overly broad. ISE makes this determination based on various component eligibility requirements, including by undertaking a review of a company’s activities and/or products to determine whether the company is involved in the development of hardware and/or software that safeguards access to files, websites and networks, or provides consulting or other cyber security services to clients. Therefore, the Trust confirms that each Fund complies with Rule 35d-1, to the extent the rule is applicable, and does so utilizing ISE’s cyber security determination with respect to the securities included in each Fund’s underlying index. The Trust also notes that ISE is an independent index provider that provides indexes to various ETFs, including the PureFunds ISE Cyber Security ETF and the First Trust ISE Cloud Computing Index Fund.

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Direxion Daily Pharmaceutical Bull 2X Shares, Direxion Daily Pharmaceutical Bear 2X Shares, Direxion Daily Pharmaceutical Bull 3X Shares, Direxion Daily Pharmaceutical Bear 3X Shares (collectively, the “Pharmaceutical Funds”)

12.

Please confirm whether each Pharmaceutical Fund can comply with Rule 35d-1, which requires that a fund must invest at least 80% of its assets in the type of investments suggested by its name. If not, please consider whether changing the name of each Pharmaceutical Fund is necessary for each Fund to comply with Rule 35d-1.

The Trust responds by changing the name of each Pharmaceutical Fund to add “& Medical” to each Pharmaceutical Fund’s name. As a result, each Pharmaceutical Fund’s name will be as follows:

Direxion Daily Pharmaceutical & Medical Bull 2X Shares

Direxion Daily Pharmaceutical & Medical Bear 2X Shares

Direxion Daily Pharmaceutical & Medical Bull 3X Shares

Direxion Daily Pharmaceutical & Medical Bear 3X Shares

13.

Please discuss why references to the following industries in the “Principal Investment Strategies” section are relevant for the Pharmaceutical Funds: financial, technology, consumer discretionary, health care and producer durable supplies. Please confirm that these companies would be related to the pharmaceutical industry.

The Trust responds by modifying this disclosure to include the industries that correspond to the industry concentrations of the composition of each underlying index as of a recent date.

14.	Please consider whether “Biotechnology Industry Risk” is an applicable risk of the Pharmaceutical Funds.

The Trust responds by confirming that “Biotechnology Industry Risk” is a principal investment risk of the Pharmaceutical Funds and the risk has been added to the “Principal Investment Risk” section for each Fund.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,
Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: Principal Executive Officer

cc: Eric S. Purple, K&L Gates LLP

Securities and Exchange Commission

September 3, 2015

Angela Brickl, Rafferty Asset Management LLC